UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                           Thermo Instrument Systems Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883559-10-6
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254-9046
            --------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   July 10, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [   ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    87,778,278
      SHARES

   BENEFICIALLY  8  SHARED VOTING POWER

     OWNED BY       0
                 9  SOLE DISPOSITIVE POWER
        EACH
                    87,778,278
     REPORTING
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                87,778,278

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [   ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                83.2%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

        Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this Amendment No. 4 to Schedule 13D amends and restates the entire text of the Schedule 13D, as previously amended, previously filed by Thermo Electron Corporation relating to shares of Common Stock, par value $0.10 per share, of Thermo Instrument Systems Inc.

   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.10 per share, of Thermo Instrument Systems Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1851 Central Drive, Suite 314, Bedford, Texas 76021.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person"). The Reporting Person is filing this Amendment pursuant to Rule 13d-2 to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on
   Schedule 13D, in February, 1996, of more than one percent.

        The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02254-9046. The Reporting Person is a Delaware corporation.

        The Reporting Person develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

        Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name;
   (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

        During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
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






   Item 3.  Source and Amount of Funds or Other Consideration.

        The Reporting Person has expended approximately $34,763,900 in purchasing Shares of the Issuer since the date of its last filing on
   Schedule 13D. These funds were paid out of the Reporting Person's working capital.

   Item 4.  Purpose of Transaction

        The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate (i) in order to maintain at least 80% ownership of the Issuer for tax consolidation purposes or (ii) for other purposes. In determining whether to do so for other purposes, it will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4 and in Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Reporting Person beneficially owns 87,778,278 Shares, or approximately 83.2% of the outstanding Shares. Of the 87,778,278 Shares beneficially owned by the Reporting Person, 8,267,684 Shares are issuable to the Reporting Person if it elects to convert in full its subordinated convertible debentures of the Issuer.

        To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 954,380 Shares or approximately 1.0% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 468,174 Shares that such persons have the right to acquire within 60 days. Ownership information for each executive officer and director of the Reporting Person who owns Shares is set forth below.

   Name                                 Number of Shares(1)
   ----                                 -------------------


   John M. Albertine                    1,875
   Peter O. Crisp                       17,693

   Elias P. Gyftopoulos                 47,018
PAGE

   George N. Hatsopoulos                143,314

   John N. Hatsopoulos                  81,204
   Frank Jungers                        52,568
   Paul F. Kelleher                     18,296

   Robert A. McCabe                     53,504
   Frank E. Morris                      1,875
   Donald E. Noble                      54,668

   Hutham S. Olayan                     1,875
   Peter G. Pantazelos                  27,364
   Arvin H. Smith                       431,667

   Roger D. Wellington                  4,875
   John W. Wood, Jr.                    15,608
   All directors and current executive  954,430
   officers as a group (16 persons)


   ________________

   (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Smith, Mr. Wellington and all directors and current executive officers as a group include 1,875, 1,875, 14,465, 93,750, 65,625, 13,809, 15,000,
   10,995, 1,875, 6,093, 1,875, 4,687, 234,375, 1,875 and 468,174 Shares,
   respectively, that such person or members of the group have the right to acquire within 60 days.

        While certain directors and executive officers of the Reporting Person are also directors or executive officers of the Issuer, all such persons disclaim beneficial ownership of the shares owned by the Reporting Person.

        (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except that Shares beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, and Mr. Smith include 479, 529 and 530 Shares, respectively, allocated to accounts maintained pursuant to the Reporting Person's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron. Shares beneficially owned by Dr. G. Hatsopoulos include 21,368 Shares held by his spouse and 50 Shares allocated to his spouse's account maintained pursuant to the Reporting Person's ESOP.
   Shares beneficially owned by Mr. Jungers include 548 Shares held by his spouse. Shares beneficially owned by Mr. Wood include 15,608 Shares held by him as custodian for two children.

        (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the following are the only transactions in the Shares effected by an executive officer or director of the Reporting Person in the past 60 days:
PAGE

        (d)  Not applicable.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Of the 87,778,278 Shares beneficially owned by the Reporting Person,
   (i) 8,267,684 Shares are issuable to the Reporting Person if it elects to convert in full its subordinated convertible debentures of the Issuer and
   (ii) 71,334 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 11,250 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias P. Gyftopoulos has the right to acquire 14,465 Shares within 60 days; Dr. George N. Hatsopoulos has the right to acquire 93,750 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 65,625 Shares within 60 days; Mr. Arvin Smith has the right to acquire 234,375 Shares within 60 days; Mr. Frank Jungers has the right to acquire 13,809 Shares within 60 days; Mr. Robert A. McCabe has the right to acquire 10,995 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 15,000 Shares within 60 days; and Mr. Peter G. Pantazelos has the right to acquire 4,687 Shares within 60 days.

        In January 1996, the Issuer adopted a plan for the sale of its Shares to the Reporting Person at the request of the Reporting Person to allow the Reporting Person to maintain 80% ownership of the Issuer. The sale of Shares pursuant to such plan would be made at fair market value and would be subject to approval of a committee of the Issuer's board of directors formed for that purpose.

        During 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, Arvin H. Smith, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary.

        In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee.

        The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers
PAGE
   are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

        During 1996, the Committee established a stock holding policy for directors, including persons who are also directors or executive officers of the Reporting Person (George N. Hatsopoulos, John N. Hatsopoulos, and Arvin H. Smith). The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.

        In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

   Item 7.   Material to Be Filed as Exhibits

        The following documents relating to the securities of the Issuer are incorporated herein by reference.

        (i) Senior Convertible Note Purchase Agreement by and between the Issuer and the Reporting Person as of September 15, 1993 (filed as
   Exhibit 10(a) to the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 2, 1993 [File No. 1-9786] and incorporated herein by reference).

        (ii) 3-3/4% Senior Convertible Note dated September 15, 1993, issued to the Reporting Person (filed as Exhibit 10(b) to the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 2, 1993 [File No. 1-9786] and incorporated herein by reference).

        (iii) Incentive Stock Option Plan of the Issuer (filed as Exhibit 10(c) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-6762] and incorporated herein by reference).

        (iv)      Nonqualified Stock Option Plan of the Issuer (filed as
   Exhibit 10(d) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-6762] and incorporated herein by reference).

        (v) Equity Incentive Plan of the Issuer (filed as Appendix A to the Proxy Statement dated April 27, 1993, of the Issuer [File No. 1-9786] and incorporated herein by reference).

        (vi)      Directors' Stock Option Plan of the Issuer (filed as Exhibit
   10.23 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-11406] and incorporated herein by reference).
PAGE

        (vii) Amended and Restated Directors' Stock Option Plan of the Reporting Person (filed as Exhibit 10.25 to the Reporting Person's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

        (viii) Thermo Electron Corporation-Thermo Instrument Systems Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.12 to the Reporting Person's Annual Report on Form 10-K for the fiscal year ended January 3, 1987 [File No. 1-8002] and incorporated herein by reference).

        (ix) Restated Stock Holding Assistance Plan and Form of Promissory Note (filed as Exhibit 10.10 to the Annual Report on Form 10-K of the Issuer for the fiscal year ended December 28, 1996 [File No. 1-11406] and incorporated herein by reference).
PAGE

   Signatures

        After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


   Date: _______, 1997                THERMO ELECTRON CORPORATION


                                      By:   /s/Melissa F. Riordan
                                           --------------------------
                                           Melissa F. Riordan
                                           Treasurer
PAGE

   Signatures

        After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


   Date: July 5, 1997                 THERMO ELECTRON CORPORATION


                                      By:  /s/Melissa F. Riordan
                                           ---------------------
                                           Melissa F. Riordan
                                           Treasurer
PAGE

                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------

        Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------

         Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

   Donald E. Noble:                             Director, Thermo Electron
   ----------------

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title
PAGE
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   of President and then as Chairman of the Board.  His business address is
   Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is a business consultant. His address is P.O. Box 8186, Longboat Key, Florida 34228.

   George N. Hatsopoulos:                       Director, Chairman of the
   ----------------------
                                                Board and Chief
                                                Executive Officer,
                                                Thermo Electron

   John N. Hatsopoulos:                         President and Chief
   --------------------
                                                Financial Officer,
                                                Thermo Electron

   Peter G. Pantazelos:                         Executive Vice President,
   --------------------
                                                Corporate Development,
                                                Thermo Electron

   Arvin H. Smith:                              Executive Vice President,
   ---------------
                                                Thermo Electron

   William A. Rainville:                        Senior Vice President,
   ---------------------
                                                Thermo Electron

   John W. Wood Jr.:                            Senior Vice President,
   ------------------
                                                Thermo Electron

   Paul F. Kelleher:                            Senior Vice President, Finance
   -----------------
                                                & Administration and Chief
                                                Accounting Officer,
                                                Thermo Electron


   AA971390031